VIA EDGAR

January 18, 2019

Mr. Frank Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus N.V. Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 30, 2018
Form 6-K for the Six-Month Period Ended June 30, 2018
Filed August 10, 2018
File No. 001-37773

Dear Mr. Wyman:

We are transmitting this letter in response to comments received by Merus N.V., a Dutch public company with limited liability (the “Company”), from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 20, 2018 with respect to the Company’s Annual Report on Form 20-F filed on April 30, 2018 and the Company’s Report on Form 6-K filed on August 10, 2018. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s response, which was prepared to the best of the Company’s ability.

1.

We acknowledge the information provided in your response to comment 1. Please address the following for us so we may further evaluate your accounting treatment for the Incyte collaboration and license agreement and share subscription agreement.

•

The effective date and measurement date for the Incyte collaboration and license agreement and share subscription agreement appears to be January 23, 2017, based on Section 15.16 of the collaboration and license agreement and Sections 2.1 and 6.1 of the share subscription agreement. Explain why the deferred revenue and forward contract were recorded on December 20, 2016.

•	You state on page 4 that control of the license was not transferred in 2016. Tell us if control of the license transferred on January 23, 2017 upon closing of the share subscription agreement.

•	Quantify the amount of foreign currency risk reflected in the fair value for the forward contract at December 20, 2016.

•

Notwithstanding the above, explain the factors supporting your statement on page 3 of your response letter that “it was reasonable for the linked Incyte Agreements to include the positive fair value of the forward contract (asset) as part of the consideration and transaction price for the Company’s technology,” particularly in view of the fact that Incyte’s ultimate share purchase price approximated $25 per share. In this regard, tell us whether or not you considered the premium for the share subscription agreement as variable consideration and your consideration of constraints pursuant to IFRS 15.56. Also tell us your consideration of re-evaluating the transaction price at the end of each period pursuant to IFRS 15.87-90.

•

You state that the forward contract was considered a freestanding derivative since it was embodied in a separate, enforceable legal agreement and met all three criteria in paragraph 9 of IAS 39. We note that the share subscription agreement refers to the collaboration agreement and vice versa throughout the agreements. Tell us why those references do not prevent the agreements from being treated as separate standalone agreements.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that on December 20, 2016, the Company entered into a Collaboration and License Agreement (“CLA”) and a Share Subscription Agreement (“SSA”) (together, the “Incyte Agreements”) with Incyte Corporation (“Incyte”). Under the SSA, Incyte agreed to purchase, after the waiting period as per the Hart-Scott Rodino Act, 3.2 million of the Company’s common shares at a price per share of $25.00, for an aggregate purchase price of $80.0 million.

Deferred revenue and forward contract measurement date

The Company evaluated all conditions to closing in Section 6.1 and Section 6.2 of the SSA and concluded that, on December 20, 2016, the date the SSA was entered into, a commitment was made under the terms of the agreement to deliver common shares at a future date, upon the expiration of the waiting period under the Hart-Scott Rodino Act and subject to the other conditions of Section 6.1 and 6.2 of the SSA. Based on Section 15.16 of the CLA and Sections 2.1 and 6.1 and 6.2 of the SSA, the effective date for the Incyte Agreements is January 23, 2017, which represents the closing date, on which the 3.2 million common shares were purchased by Incyte, coinciding with the expiration of the waiting period under the Hart-Scott Rodino Act and the date on which all other conditions to closing had been fully met. Accordingly, the share issuance met the recognition criteria to be accounted for as equity on that date. As noted in the Company’s letter to the Staff dated December 3, 2018, as the SSA was denominated in a foreign currency (U.S. dollars) other than the Company’s functional currency (euro), the Company determined that the “fixed-to-fixed” requirements under International Accounting Standard (“IAS”) 32.11(paragraph b.ii—“Financial liability”) and IAS 32.16 were not met and, as a result, in line with IAS 39.AG34, the whole SSA to sell the Company’s common shares at a future date qualified as a forward contract or derivative under IAS 39.

In accordance with IAS 32.16, the requirement for the recognition of equity occurs when the Incyte Agreements become effective. Until that time, under the terms of the Incyte Agreements, Incyte did not have any residual interest in the Company until January 23, 2017 and no shares were issued or equity recognized. Since the requirement for recognition of a derivative is different, in accordance with IAS 39, a forward contract was recognized as an asset at the commitment date (i.e. December 20, 2016) rather than upon settlement (i.e. January 23, 2017).

On December 20, 2016, the date the SSA and CLA were entered into, the Company determined the criteria to recognize revenue were not met as of that date, and therefore recorded a liability (or deferred revenue) on this date. As noted below, the CLA became effective upon the closing of the SSA, which occurred on January 23, 2017. Accordingly, a license to the Company’s technology was transferred to Incyte on January 23, 2017, at which time the Company began amortizing deferred revenue related to the license, which was combined with the joint steering committee services into one performance obligation. Since Incyte was not able to use or benefit from the license between December 20, 2016 and January 23, 2017, no revenue was recognized in the statement of profit or loss and comprehensive loss for the twelve months ended December 31, 2016.

The Company also considered the termination provisions per Section 8.1 of the SSA and the impact, if any, those provisions had on the deferred revenue and forward contract measurement date of December 20, 2016. These termination provisions allowed either party to terminate the SSA prior to the closing upon mutual written consent from both parties. The Company had no intention to agree to such a termination prior to the closing. In addition, only under limited and unlikely circumstances could the SSA have been terminated by either party prior to the expiration of the waiting period under the Hart-Scott Rodino Act, subject to other conditions set out in Section 8.1(b-e). As termination of the SSA was not within either party’s sole control, termination prior to the SSA’s effective date was not deemed probable.

Since a legally enforceable contract was consummated on December 20, 2016, the Company determined December 20, 2016 to represent a commitment date to deliver common shares at a future date and, therefore, accounted for the forward contract on this date.

Transfer of the license

Based on Section 15.16 of the CLA, the CLA became effective upon the closing of the SSA, which occurred on January 23, 2017. Accordingly, a license to the Company’s technology was transferred to Incyte on January 23, 2017, and the revenue recognition criteria under IAS 18 and IFRS 15 were met, as described in the Company’s prior letter to the Staff.

Foreign currency risk

As noted in the Company’s letter to the Staff dated December 3, 2018, the Company used a third-party pricing service based on the Bloomberg calculator to measure the fair value of the forward contract to deliver the shares under the SSA. The impact of the U.S. dollar to euro foreign currency risk relates to changes in the spot rate between the currencies between December 20, 2016 and January 23, 2017. As of December 20, 2016, December 31, 2016 and January 23, 2017, the fair value of the forward contract recorded in the Company’s consolidated statements of financial position included a translation adjustment for changes in foreign exchange spot rates of €0, €0.2 million and less than €0.1 million, respectively.

Variable consideration

The fair value of the forward contract was measured in accordance with IAS 39 and, as a result, the value of the related deferred revenue was fixed as of December 20, 2016, and therefore, did not represent variable consideration under International Financial Reporting Standard (“IFRS”) 15. As a result, IFRS 15.56 and IFRS 15.87-90 regarding variable consideration and re-evaluating the transaction price at the end of each period are not applicable. The changes in the price of the Company’s common shares between December 20, 2016 and January 23, 2017 and the related changes in fair value of the forward contract were accounted for through profit or loss in accordance with IAS 39. The Company acknowledges that the amount of the transaction price in euros may change due to the impact of the foreign exchange rates. However, in accordance with Section 50 through 54 of IFRS 15, the foreign exchange risk is not noted as a factor affecting the transaction price.

The Company determined that recognizing the fair value of the forward contract as an upfront gain was not reasonable given that the Incyte Agreements were linked and concluded it was more reasonable to include the fair value of the forward contract as part of the transaction price for the license to the Company’s technology. As the revenue recognition criteria were not met in 2016, the amount was recorded as deferred revenue on December 20, 2016.

Freestanding vs. embedded derivative

The Company notes that under IFRS 15 and IAS 18, the SSA and the CLA were linked or combined for accounting purposes as the SSA refers to the CLA and vice versa. Accordingly, the Company linked the Incyte Agreements for allocation of the consideration under IFRS 15 or IAS 18. The Company noted that International Standards Glossary and IAS 39 do not provide a definition of the host contract. However, the SSA and the CLA are separate, enforceable legal contracts and the Company concluded they do not represent a single, combined host contract under IAS 39. Additionally, the SSA met the definition of a derivative based on the three criteria set forth in paragraph 9 of IAS 39. Based on these considerations, the forward contract was deemed a freestanding derivative.

Additionally, the Company evaluated that if the forward contract did not meet the definition of a derivative, there would be no accounting for the arrangement in 2016, which would not be appropriate. As the contract was signed and the Company made a commitment on December 20, 2016, subject to the conditions discussed above, to deliver common shares at a future date, the commitment must be accounted for on that date in accordance with IAS 32.21 and IAS 32.16.

According to IAS 39.10, an embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified. This criterion was not met as the total cash flows are fixed and amounted to $200.0 million. As a result, the forward contract does not represent an embedded derivative.

Further, the Company notes that US GAAP specifically requires a freestanding derivative to be legally detachable or exercisable, which is not a requirement under IAS 39.

Please do not hesitate to contact me at 617-529-5703 with any questions or further comments you may have regarding this response.

Sincerely,

/s/ Agnieszka Cieplinska

Agnieszka Cieplinska

Corporate Controller

cc:	Ton Logtenberg, Chief Executive Officer, Merus N.V.

Peter B. Silverman, General Counsel, Merus N.V.

Peter N. Handrinos, Latham & Watkins LLP